                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                           Darling International Inc.
.................................................................................
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
.................................................................................
                         (Title of Class of Securities)

                                   0002372661
.................................................................................
                                 (CUSIP Number)

                             Laurence Goldman, Esq.
                             Sharon A. Renchof, Esq.
                                1 Bank One Plaza
                             Chicago, Illinois 60670
                                 (312) 732-3565
                                 (312) 732-8362
.................................................................................
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 13, 2002
.................................................................................

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box, [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  0002372661                                    Page 2 of 18 Pages

--------------------------------------------------------------------------------

1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON......................

         BANK ONE CORPORATION          31-0738296

--------------------------------------------------------------------------------

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [ ]
         (b)   [ ]

--------------------------------------------------------------------------------

3)       SEC USE ONLY...........................................................

--------------------------------------------------------------------------------

4)       SOURCE OF FUNDS*.......................................................
         OO

--------------------------------------------------------------------------------

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ].................................................

         Not Applicable

--------------------------------------------------------------------------------

6)       CITIZENSHIP OF PLACE OF ORGANIZATION...................................
         Delaware

--------------------------------------------------------------------------------

                                    (7)  SOLE VOTING POWER......................
    Number of Shares                     6,434,923 Shares - The Reporting Person
                                         disclaims beneficial ownership of these
 Beneficially Owned by                   shares which are held by its
                                         subsidiary, Bank One, N.A.
 Each Reporting Person
                                    --------------------------------------------
        With
                                    (8)  SHARED VOTING POWER....................
                                         0

                                    --------------------------------------------

                                    (9)  SOLE DISPOSITIVE POWER.................
                                         6,434,923 - The Reporting Person
                                         disclaims beneficial ownership of these
                                         shares which are held by its
                                         subsidiary, Bank One, N.A.

                                    --------------------------------------------

                                    (10) SHARED DISPOSITIVE POWER...............
                                         0

--------------------------------------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,434,923 - The Reporting Person disclaims beneficial ownership of these shares which are held by its subsidiary, Bank One, N.A. See
         Item 5.

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]

--------------------------------------------------------------------------------

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).....................
         10.3%

--------------------------------------------------------------------------------

14)      TYPE OF REPORTING PERSON*..............................................
         CO, HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  0002372661                                   Page 3 of 18 Pages

--------------------------------------------------------------------------------

7)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON......................

         Bank One, National Association

--------------------------------------------------------------------------------

8)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)   [ ]
         (c)   [ ]

--------------------------------------------------------------------------------

9)       SEC USE ONLY...........................................................

--------------------------------------------------------------------------------

10)      SOURCE OF FUNDS*.......................................................
         BK

--------------------------------------------------------------------------------

11)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ].................................................

         Not Applicable

--------------------------------------------------------------------------------

12)      CITIZENSHIP OF PLACE OF ORGANIZATION...................................

         United States

         -----------------------------------------------------------------------

                                    (7)  SOLE VOTING POWER......................
   Number of Shares                      6,434,923 Shares

Beneficially Owned by

Each Reporting Person               --------------------------------------------

       With                         (8)  SHARED VOTING POWER....................
                                         0

                                    --------------------------------------------

                                    (11) SOLE DISPOSITIVE POWER.................
                                         6,434,923 Shares

                                    --------------------------------------------

                                    (12) SHARED DISPOSITIVE POWER...............
                                         0

--------------------------------------------------------------------------------

12)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,434,923 Shares

--------------------------------------------------------------------------------

12)      CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [ ]

--------------------------------------------------------------------------------

15)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).....................
         10.3%

--------------------------------------------------------------------------------

16)      TYPE OF REPORTING PERSON*..............................................
         BK

--------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

     This Statement relates to the common stock, $0.01 par value (the "Shares") of Darling International Inc. (the "Company"). The address of the Company's principal executive offices, to the best knowledge of the Reporting Persons jointly filing this Statement, is 251 O'Connor Ridge Blvd., Suite 300, Irving, Texas, 75038.

Item 2. Identity and Background.
        -----------------------

     (a) This Statement is being filed by BANK ONE CORPORATION, a Delaware corporation ("Bank One"), and its wholly-owned subsidiary, Bank One, National Association, a national banking association (the "Bank"). Bank One and the Bank are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons".

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

     Certain information required by Item 2 concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     (b) The address of the principal business and principal office of each of the Reporting Persons is 1 Bank One Plaza, Chicago, Illinois 60670.

     (c) Bank One is a multibank holding company registered under the Bank Holding Company Act of 1956, and is headquartered in Chicago, Illinois. Bank One became a financial holding company under the Gramm-Leach-Bliley Act of 1999 in August 2001. Bank One was incorporated under the laws of the State of Delaware in 1998 to effect the merger of Banc One Corporation and First Chicago NBD Corporation. The merger became effective on October 2, 1998.

     Bank One provides domestic retail banking, finance and credit card services; worldwide commercial banking services; and trust and investment management services. Bank One operates banking offices in Arizona, Colorado, Florida, Illinois, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Texas, Utah, West Virginia and Wisconsin and in certain international markets. Bank One also engages in other businesses related to banking and finance, including credit card and merchant processing, consumer and education finance, real estate-secured lending and servicing, insurance, venture capital, investment and merchant banking, trust, brokerage, investment management, leasing, community development and data processing. These activities are conducted through bank subsidiaries, such as the Bank, and nonbank subsidiaries. Prior to 2001, the banks were operated under separate national or state charters in the 14 states in which the banking offices are located, In 2001, the Arizona, Florida, Louisiana, Utah and Texas banks were consolidated into the Bank. Further consolidations are contemplated for 2002.

     The Bank is a national banking association organized in 1863 under the laws of the United States. The Bank previously was know as The First National Bank of Chicago. The Bank provides a broad range of banking, fiduciary, financial and other services domestically and overseas to corporations, governmental entities and individuals. The principal focus of the Bank's corporate and institutional banking activities is the delivery of corporate financial services, including extension of credit, to commercial, financial and governmental customers. The Bank also offers capital raising products, as well as cash management, operating, clearing and other noncredit products and services. The Bank also provides traditional banking products and services to commercial and individual customers.

     (d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers and directors of such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers and directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Bank One is a Delaware corporation and the Bank is a national banking association organized under the laws of the United States. To the knowledge of each Reporting Person, each of the executive officers and directors of each such Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     No personal funds were expended by the Reporting Persons on the matters which have caused the filing of this Statement. As more fully described in Item 4, the Reporting Persons directly or indirectly received Shares of the Company in exchange for the cancellation by the Bank of a portion of the indebtedness owed to the Bank by the Company.

Item 4. Purpose of Transaction.
        ----------------------

     Background. On May 13, 2002, the Company consummated a recapitalization pursuant to the terms of a Recapitalization Agreement, as amended (the "Recapitalization Agreement") and executed a new Amended and Restated Credit Agreement (the "Credit Agreement") with its lenders, including the Bank, whereby the Company exchanged borrowings outstanding under its previous credit facility, a portion of the accrued interest and commitment fees, and forbearance fees payable, for (a) newly issued shares of its common stock and (b) shares of the Company's newly created 6% cumulative redeemable Series A Preferred Stock with a liquidation preference of $100 per share (the "Preferred Stock"). In connection with this recapitalization, the Bank received 6,434,923 Shares, which represent 10.3% of the issued and outstanding shares of common stock of the Company as of May 13, 2002. The Bank also received 13,778 shares of Preferred Stock. The aggregate number of shares of the Company's common stock issued to the lenders pursuant to the Recapitalization Agreement is equal to 75% of the Company's total outstanding common stock on a fully diluted basis (exclusive of stock options issued and outstanding).

     The Bank was a lender under the prior credit facility with the Company which matured on June 30, 2001, at which time approximately $125.5 million of principal and interest became due and payable. The Company was unable to repay or refinance the credit facility when it matured which resulted in a default under the credit facility. On June 29, 2001, the Company and the lenders under the credit facility, including the Bank, entered into a forbearance agreement in which the lenders agreed not to enforce their remedies under the credit agreement. The forbearance agreement was amended several times since that date. On March 15, 2002, the Company and the lenders entered into the Recapitalization Agreement. On May 10, 2002, the stockholders of the Company approved certain proposals put forth by the Company which would allow the Company to restructure the indebtedness owed to the lenders, including the Bank, pursuant to the terms of the Recapitalization Agreement.

     The principal components of the Recapitalization Agreement are as follows:

     (1) The issuance to the lenders of (a) approximately 46.7 million shares of Company common stock, such that the lenders will collectively own 75% of the Company's issued and outstanding stock and (b)

              100,000 shares of the Preferred Stock, in exchange for the lenders cancelling indebtedness owed by the Company comprised of
              (x) the principal amount of loans in excess of $68.25 million under the then existing credit agreement, (y) a portion of the accrued and unpaid interest and commitment fees owing under the then existing credit agreement and (z) a $3,855,000 forbearance fee owed by the Company to the lenders under the forbearance agreement entered into with the lenders in June 2001.

          (2) The execution of the Credit Agreement by the Company and the lenders which provides for a $61.1 million term loan and a revolving credit facility of $17.3 million for working capital loans and letters of credit.

          (3) The reduction of the Company's indebtedness to the lenders from approximately $135.8 million to $61.1 million principal amount plus approximately $1.25 million of accrued interest, after giving effect to any borrowings (including reimbursement obligations for letters of credit) under the revolving credit facility and the term loan.

          (4) The reduction of the size of the Board of Directors of the Company from six to five and the election of three designees of the lenders as directors.

          (5) The granting of certain preemptive rights (as described below) to the lenders by the Company.

          (6) The filing by the Company of a registration statement with the Securities and Exchange Commission after the consummation of the recapitalization covering, upon its effectiveness, sales by the lenders, their successors and permitted assignees and transferees of the shares of common stock and the Preferred Stock issued to the lenders in connection with the recapitalization.

          Under the Recapitalization Agreement, upon the issuance of additional shares of common stock by the Company, each lender will generally have the right, but not the obligation, to purchase additional shares of common stock up to an amount sufficient to permit a lender to maintain its percentage equity interest in the Company at the level existing immediately prior to the issuance of the additional shares. This preemptive right will also apply to the issuance by the Company of any securities convertible into or exerciseable for additional shares of common stock. In such an instance, the lender will have the right, but not the obligation, to purchase the convertible securities, rights or options, of a like kind in an amount to permit the lender to maintain its equity interest in the Company at the level existing immediately prior to the issuance of the convertible securities, rights or options. The lender's purchase price of the common stock or the convertible security upon the exercise of its preemptive rights will generally be equal to the per share (or per convertible security, right or option) consideration received by the Company for the additional shares (net of underwriting discounts or commissions). These preemptive rights will not attach to certain issuances including stock dividends, outstanding stock options and the shares issued upon exercises of such options, and employee benefit plan award-related issuances.

          Under the Recapitalization Agreement, the lenders have been allowed to designate three nominees to the Company's Board of Directors. These nominees were elected to the Board by the stockholders of the Company on May 10, 2002. The lenders do not, however, have any further agreement or contractual arrangement to vote as a group for the election of directors or on any other issue. One of the lender's nominees, now a director of the Company, is Richard
A. Peterson. Mr. Peterson, until he retired from the Bank in April 2001, held various positions with the Bank since 1981 and was a senior vice president and regional manager of the managed assets department of the Bank at his retirement. Each Reporting Person expressly states that Mr. Peterson currently is not an affiliate of either Reporting Person and was not an affiliate of the Reporting Person at the time he joined the Board of Directors of the Company.

          The Preferred Stock received by the Bank is non voting and is not convertible. The Preferred Stock is mandatorily redeemable upon the earliest to occur of: a "change of control" of the Company (as defined in the Certificate of Designation for the Preferred Stock); a sale of all or substantially all of the Company's assets; a dissolution or liquidation of the Company; and May 10, 2007, to the extent the Company has funds available. Subject to the prior payment in full of all indebtedness under the Credit Agreement, the Company has the right to optionally redeem the Preferred Stock in multiples of not less than $1 million upon thirty days notice. The redemption price is equal to the sum of the aggregate original issue price of the shares to be redeemed plus accumulated, accrued and unpaid dividends to the redemption date.

          So long as the Preferred Stock remains outstanding, the Company cannot take any of the following actions without the prior written consent of the holders of 66 2/3% of the then outstanding Preferred Stock, voting separately as a class: creating or issuing any class or series of equity securities senior to or on a parity with the Preferred Stock with respect to dividends, redemption, liquidation, winding up or dissolution of the Company; modifying any junior Company securities so as to become senior to or on a parity with the Preferred Stock with respect to dividends, redemption, liquidation, winding up or dissolution of the Company; declaring, paying or making any dividends or other distributions on any securities junior to the Preferred Stock (with certain exceptions); directly or indirectly redeeming, retiring, repurchasing or otherwise acquiring any shares of Preferred Stock (except as allowed by the mandatory or optional redemption provisions) or any securities junior to the Preferred Stock; increasing the number of authorized shares of the Preferred Stock or taking actions that adversely alters or changes the rights, preferences, or privileges of the Preferred Stock; and creating or issuing any class or series of equity securities (1) that is subject to mandatory redemption, in whole or in part, by the Company while any shares of Preferred Stock are outstanding or (2) the terms of which provide for protective covenants or provisions more restrictive or onerous upon the Company than the covenants and provisions fixed in favor of the Preferred Stock.

     Purpose. The Shares distributed to the Bank were acquired in lieu of a debt previously contracted, and the Bank intends to review continuously and monitor its investment in the Company. The lenders, including the Bank, have entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company. Under the terms of the Registration Rights Agreement, the Company is obligated to register pursuant to the Securities Act of 1933, as amended (the "Securities Act"), all of the shares of common stock and Preferred Stock held by the lenders and their permitted assignees on a delayed and continuous basis pursuant to Rule 415 under the Securities Act.

     Except as set forth above or as set forth in Item 6 in this Statement, the Reporting Persons have no present plans or proposals which may relate to or would result in any of the following:

     (a) The acquisition by any person of any additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Company Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The Bank is the owner of 6,434,923 Shares representing 10.3% of the Company's outstanding common stock. Bank One may be deemed to beneficially own Shares solely through its ownership of the Bank. The lenders of the Company pursuant to the Recapitalization Agreement beneficially own in the aggregate approximately 75% of the outstanding common stock of the Company.

     Each Reporting Person expressly declares that the filing of this Statement shall not be construed as an admission that each such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Statement other than those shares of common stock in which such Reporting Person has a pecuniary interest as set forth in this Item 5. No Reporting Person has a pecuniary interest in shares of common stock of any other lender to the Company.

     (b) See Items 7-10 on pages two and three with respect to each Reporting Person.

     (c) See Item 3 above.

     (d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Recapitalization Agreement, the Company agreed to have three persons designated by the lenders to serve on the duly elected Board of Directors of the Company. Also pursuant to the Recapitalization Agreement, the Company has granted certain preemptive rights to the lenders, including the Bank. See Item 4 for a description of these rights.

     Under the Registration Rights Agreement, the shares of common stock and Preferred Stock held by the lenders and their permitted assignees will be registered under the Securities Act by the Company pursuant to a shelf registration statement allowing for the subsequent offer and resale of such shares. The Registration Rights Agreement requires that the Company keep the shelf registration statement continuously effective for five years (subject to certain exceptions) following the date on which the shelf registration is declared effective. The Company has also granted to the lenders and their permitted assignees certain demand and piggy-back registration rights that will commence after the expiration of the five-year term for the effectiveness of the shelf registration.

     The Company, pursuant to the Registration Rights Agreement, has also agreed not to enter into any agreement with respect to its securities which is inconsistent with the rights granted to the lenders under the Registration Rights Agreement, including without limitation entering into any agreement which would permit the registration of any securities to the exclusion of any portion of the common stock and the Preferred Stock issued to the lenders under the recapitalization, unless such exclusion is waived in writing by the holders of more than 50% of such common stock and Preferred Stock then outstanding. Any registration rights granted by the Company in the future is required to be subordinate to the registration rights granted to the lenders (and their permitted assignees) in the Registration Rights Agreement.

     The Bank is also a lender under the Credit Agreement with the Company which provides for $61.1 million of borrowings through a term loan and a total of $17.3 million of borrowing capacity under a revolving credit facility. In connection with the recapitalization, the outstanding principal of the loans in excess of $68.25 million under the then existing credit facility was cancelled. In consideration of the cancellation of certain indebtedness, the Bank received the Shares and shares of Preferred Stock. See Item 4.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Recapitalization Agreement dated as of March 15, 2002.

         Exhibt B: First Amendment to Recapitalization Agreement dated as of April 1, 2002.

         Exhibit C: Second Amendment to Recapitalization Agreement dated as of April 29, 2002.

         Exhibit D: Amended and Restated Credit Agreement dated as of May 10, 2002.

         Exhibit E: Registration Rights Agreement dated as of May 10, 2002.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief,each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   May 23, 2002                               BANK ONE, N.A.

                                                    By: /s/ Philip D. Martin
                                                       -------------------------
                                                         Senior Vice President

                                                    BANK ONE CORPORATION

                                                    By: /s/ Sharon A. Renchof
                                                       -------------------------
                                                         Assistant Secretary

SCHEDULE A

                  Executive Officers of Bank One Corporation

Name                          Title with Bank One Corp.              Principal Occupation
----                          -------------------------              --------------------
James Dimon                   Chairman of the Board                  Chairman of the Board and
                              and Chief Executive Officer            Chief Executive Officer of
                                                                     Bank One Corporation

Austin A. Adams               Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Linda Bammann                 Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

James S. Boshart III          Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

David E. Donovan              Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Christine A. Edwards          Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Philip G. Heasley             Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Larry L. Helm                 Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

David J. Kundert              Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Sarah L. McClelland           Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Heidi G. Miller               Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Tyree B. Miller               Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Charles W. Scharf             Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

R. Michael Welborn            Executive Vice President               Executive Vice President of
                                                                     Bank One Corporation

Such employment is conducted for Bank One Corporation at 1 Bank One Plaza, Chicago, Illinois 60670.

                                  Directors of Bank One Corporation

                                                                     Name, Business and
Names                         Principal Occupation                   Address where Employed
-----                         --------------------                   ----------------------
James Dimon                   Chairman of the Board                  Bank One Corporation
                                                                     1 Bank One Plaza
                                                                     Chicago, IL  60670

James S. Crown                General Partner                        Henry Crown and Company
                                                                     222 North LaSalle Street
                                                                     Suite 2000
                                                                     Chicago, IL  60601

John H. Bryan                 Retired Chairman and Chief             Sara Lee Corporation
                              Executive Officer                      Three First National Plaza
                                                                     Suite 4400
                                                                     Chicago, IL  60602-4260

Dr. Maureen A. Fay, O. P.     President                              University of Detroit Mercy
                                                                     4001 West McNichols
                                                                     Detroit, MI  48221

John R. Hall                  Retired Chairman and Chief             Ashland, Inc.
                              Executive Officer                      50 E. RiverCenter Blvd.
                                                                     Covington, KY 41012-0391

Laban P. Jackson, Jr.         Chairman and Chief Executive           Clear Creek Properties, Inc.
                              Officer                                2365 Harrodsburg Rd # B230
                                                                     Lexington, KY  40504

John W. Kessler               Owner                                  The New Albany Company
                                                                     6525 W Campus Oval # 100
                                                                     New Albany, OH 43054

Richard A. Manoogian          Chairman and Chief Executive           Masco Corporation
                              Officer                                21001 Van Born Road
                                                                     Taylor, MI  48180

William T. McCormick, Jr.     Chairman and Chief Executive           CMS Energy Corporation
                              Officer                                330 Town Center Drive
                                                                     Dearborn, MI  48126

David C. Novak                Chairman and Chief Executive           Tricon Global
                              Officer                                Restaurants, Inc.
                                                                     1441 Gardiner Lane
                                                                     Louisville, Kentucky 40213

John W. Rogers, Jr.           Chairman and Chief Executive           Ariel Capital
                              Officer                                Management, Inc.
                                                                     200 E. Randolph St.
                                                                     Suite 2900
                                                                     Chicago, IL  60601

Frederick P. Stratton, Jr.    Chairman of the Board                  Briggs & Stratton
                                                                     Corporation
                                                                     12301 W. Wirth St.
                                                                     Milwaukee, WI  53222

              Executive Officers of Bank One, National Association

Name                         Title with Bank One, N.A.               Principal Occupation
----                         -------------------------               --------------------
James Dimon                  Chairman of the Board,                  Chairman of the Board and
                             President, and Chief Executive          Chief Executive Officer of
                             Officer                                 Bank One Corporation

Austin A. Adams              Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

Linda Bammann                Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

David E. Donovan             Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

Christine A. Edwards         Executive Vice President                Executive Vice President of
                             and Cashier                             Bank One Corporation

Larry L. Helm                Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

David J. Kundert             Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

Sarah L. McClelland          Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

Heidi G. Miller              Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

Tyree B. Miller              Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

Charles W. Scharf            Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

R. Michael Welborn           Executive Vice President                Executive Vice President of
                                                                     Bank One Corporation

Such employment is conducted for Bank One, N.A. at 1 Bank One Plaza, Chicago, Illinois 60670.

                     Directors of Bank One, National Association

                                                                     Name, Business and
Names                         Principal Occupation                   Address where Employed
-----                         --------------------                   ----------------------
James Dimon                   Chairman of the Board                  Bank One Corporation
                              and Chief Executive                    1 Bank One Plaza
                              Officer                                Chicago, IL  60670

Christine A. Edwards          Executive Vice President               Bank One Corporation
                                                                     1 Bank One Plaza
                                                                     Chicago, IL 60670

Sarah L. McClelland           Executive Vice President               Bank One Corporation
                                                                     1 Bank One Plaza
                                                                     Chicago, IL 60670

Charles W. Scharf             Executive Vice President               Bank One Corporation
                                                                     1 Bank One Plaza
                                                                     Chicago, IL 60670

R. Michael Welborn            Executive Vice President               Bank One Corporation
                                                                     1 Bank One Plaza
                                                                     Chicago, IL 60670